

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-Mail
Mr. Ken Williams
Rush Exploration Inc.
11215 Jasper Avenue, Suite 505
Edmonton, Alberta
Canada T5K 0L5

      Re: **Rush Exploration Inc.**
             Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2012
             Filed December 31, 2013
             File No. 000-51337

Dear Mr. Williams:

We have received your response to our comments in your correspondence filed December 31, 2013 and have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment 2 indicating you would file your property option agreement with your amended filing. A review of your amended filing indicates this property agreement, Exhibit 4.1 is missing. We re-issue comment 2. Please file your property option agreement with your amended filing.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

                    Sincerely,

                    /s/ John Reynolds

                    John Reynolds
                    Assistant Director